UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file current reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SSLJ.COM LIMITED

On May 29, 2019, SSLJ.com Limited (“SSLJ” or the “Company”) issued a press release (the “Release”) relating to its semi-annual financial report (the “Report”) for the six months ended June 30, 2018. A copy of each of the Release and Report are attached hereto as Exhibits to this current report on Form 6-K. This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SSLJ files reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Company and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Company’s Forms F-1 and 20-F and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated May 29, 2019, issued by SSLJ.com Limited
99.2	Interim Report issued by SSLJ.com Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Xinyu Yang
Xinyu Yang
Chief Executive Officer

Date: May 29, 2019